EXHIBIT 12

RATIO OF (LOSS)/EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the preceding five fiscal years.

	For the years ended December 31,						Nine months ended September 30,
	2015		2014	2013	2012	2011	2016
(Loss)/ Earnings	(in thousands of U.S. dollars)
Net (loss)/ income	$(47,944)		$14,634	$83,257	$96,120	$89,734	$(51,329)
Plus: Fixed charges	$15,079		$10,071	$10,805	$11,264	$7,375	$18,131
Less: Interest capitalized	(636)		$(264)	$(467)	$(966)	$(1,472)	$(718)
Total (Loss)/ Earnings	$(33,501)		$24,441	$93,595	$106,418	$95,637	$(33,916)

Fixed Charges
Interest expensed and capitalized	$12,286		$8,599	$9,553	$10,038	$6,722	$15,183
Amortization and write-off of capitalized expenses relating to indebtedness	$2,793		$1,472	$1,252	$1,226	$653	$2,948
Total Fixed Charges	$15,079		$10,071	$10,805	$11,264	$7,375	$18,131

Preferred Dividends	$14,200		$9,390	$1,787	$—	$—	$10,530

Ratio of (Loss)/Earnings to Fixed Charges(1)	(2.2	)(2)	2.4	8.7	9.4	13.0	(1.9	)(3)
Ratio of (Loss)/Earnings to Fixed Charges and Preferred Dividends(1)	(1.1	)(2)	1.3	7.4	9.4	13.0	(1.2	)(3)

(1)	For purposes of computing the consolidated ratio of (loss)/earnings to fixed charges, (loss)/earnings consist of net (loss)/income plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization and write-off of capitalized expenses relating to indebtedness. For the purpose of computing the consolidated ratio of (loss)/earnings to fixed charges and preferred dividends, (loss)/earnings consist of net (loss)/income plus fixed charges less interest capitalized and preferred dividends. Fixed charges consist of interest expensed and capitalized, amortization and write-off of capitalized expenses relating to indebtedness. Preferred Dividends refers to the amount of earnings that is required to pay the cash dividends on outstanding preference securities. It also includes the redemption of preferred stock.

(2)	For the year ended December 31, 2015, earnings were inadequate to cover total fixed charges by approximately $48.6 million and the sum of total fixed charges and preferred dividends by approximately $62.8 million.

(3)	For the nine months ended September 30, 2016, earnings were inadequate to cover total fixed charges by approximately $52.0 million and the sum of total fixed charges and preferred dividends by approximately $62.6 million.